EXHIBIT 99.7
TKG — Telkom SA Limited — Press Release
Telkom SA Limited
Registration number: 1991/005476/06)
(ISIN number: ZAE000044897)
JSE and NYSE share code: TKG
(“Telkom” or “the Company”)
Press Release
Telkom SA Limited (“Telkom”) refers to a press report this morning regarding a proposal received by Telkom from the Mowana Consortium.
Telkom has received a number of enquiries and expressions of interest in respect of one or more components of its business. Telkom has not entered into any discussions in respect of any of these expressions of interest, other than those referred to in Telkom`s cautionary announcements renewed on 26 August 2008.
The Board of Telkom will, in accordance with its fiduciary duties, evaluate any proposal received in order to determine whether it would be in the best interests of shareholders and whether it is capable of being implemented in full. Telkom will release an appropriate announcement if at any stage it enters into discussions in respect of any expressions of interest.
Telkom SA Limited
Date: 29/08/2008